                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                    OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ______ to _________.

                      Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:

                          WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            WesBanco, Inc.
                             1 Bank Plaza
                          Wheeling, WV 26003

                          WesBanco, Inc. KSOP

                     Audited Financial Statements

                Years ended December 31, 1997 and 1996



                              Contents
                              --------

Financial Statements:

Report of Independent Auditors                                          3

Statements of Net Assets Available for Benefits with Fund Information   4
Statements of Changes in Net Assets Available for Benefits with
  Fund Information                                                      5,6
Notes to Financial Statements                                           7
Additional Information:
   Schedule I - Schedule of Assets Held for Investment Purposes         11
   Schedule II - Schedule of Reportable Transactions                    12

Exhibits:

Consent of Independent Auditors                                         14

                           Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and the reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 5, 1998                                     /s/ Ernst & Young, LLP

                         WesBanco, Inc. KSOP

   Statements of Net Assets Available for Benefits With Fund Information
   ---------------------------------------------------------------------

                                            December 31, 1997 Fund Information
                                     ---------------------------------------------------
                                    Federated
                                     Prime                        Neuberger
                                   Obligations  Fixed   WesMark    Guardian   Brandywine
                                      Fund      Fund     Fund        Fund        Fund
                                     -------  --------   ---------  ---------   ---------
Assets
Cash                                 $        $     87   $     195   $    181  $      204
Investments at fair value             153,916  233,307     478,183    443,212     498,569
Accrued dividends                           0        0           0          0           0
                                     -------- --------   ---------   --------  ----------
    Total Assets                      153,916  233,394     478,378    443,393     498,773
                                     -------- --------   ---------   --------  ----------


Liabilities
Accounts payable                            0   20,670           0          0           0
Note payable to bank                        0        0           0          0           0
                                     -------- --------   ---------   --------  ----------
  Total liabilities                         0   20,670           0          0           0
                                     -------- --------   ---------   --------  ----------
Net Assets Available for
Benefits                             $153,916 $212,724   $ 478,378   $443,393  $  498,773
                                     ======== ========   =========   ========  ==========


                                         December 31, 1997 Fund Information (cont)
                                    -----------------------------------------------------
                                                         Allocated  Unallocated
                                    Templeton  WesBanco  WesBanco    WesBanco     Total
                                      Fund      Stock     Stock        Stock      Plan
                                    ---------  -------   ---------   --------   ---------
Assets
Cash                                 $     57 $    148   $   40,520  $      0  $   41,392
Investments at fair value             139,583  362,916    4,711,320   175,350   7,196,356
Accrued dividends                           0        0       31,409     1,066      32,475
                                     -------- --------   ----------  --------  ----------
    Total Assets                      139,640  363,064    4,783,249   176,416   7,270,223
                                     -------- --------   ----------  --------  ----------


Liabilities
Accounts payable                           0        0            0         0      20,670
Note payable to bank                       0        0            0    97,155      97,155
                                    -------- --------   ----------  --------  ----------
  Total liabilities                        0        0            0    97,155     117,825
                                    -------- --------   ----------  --------  ----------
Net Assets Available for
Benefits                            $139,640 $363,064   $4,783,249  $ 79,261  $7,152,398
                                    ======== ========   ==========  ========  ==========



                                              December 31, 1996 Fund Information
                                     ----------------------------------------------------
                                     Federated
                                      Prime                         Neuberger
                                    Obligations Fixed    Equity      Guardian  Brandywine
                                       Fund     Fund      Fund        Fund         Fund
Assets                               -------- --------   ----------  --------  ----------
Cash                                 $      0 $      0   $        0  $      0  $        0
Investments at fair value              52,699  129,913      197,992   216,793     208,826
Accrued dividends                           0        0            0         0           0
                                     -------- --------   ----------  --------  ----------
  Total Assets                         52,699  129,913      197,992   216,793     208,826
                                     ======== ========   ==========  ========  ==========

Liabilities
Note payable to bank                        0        0            0         0           0
Net Assets Available for             -------- --------   ----------  --------  ----------
Benefits                             $ 52,699 $129,913   $  197,992  $216,793  $  208,826
                                     ======== ========   ==========  ========  ==========

                                          December 31, 1996 Fund Information (cont)
                                    -----------------------------------------------------
                                                         Allocated  Unallocated
                                    Templeton  WesBanco  WesBanco    WesBanco     Total
                                      Fund      Stock     Stock        Stock      Plan
                                    ---------  -------   ---------   --------   ---------
Assets
Cash                                 $      0 $      0   $   27,102  $      0  $   27,102
Investments at fair value              81,267  118,562    2,824,891   665,578   4,496,521
Accrued dividends                           0        0       25,347     4,707      30,054
                                     -------- --------   ----------  --------  ----------
  Total Assets                         81,267  118,562    2,877,340   670,285   4,553,677
                                     -------- --------   ----------  --------  ----------


Liabilities
Note payable to bank                        0        0            0   413,405     413,405
Net Assets Available for             -------- --------   ----------  --------  ----------
Benefits                             $ 81,267 $ 118,562  $2,877,340  $256,880  $4,140,272
                                     ======== ========   ==========  ========  ==========


The accompanying Notes to Financial Statements are an integral part of these financial statements.

                             WesBanco, Inc. KSOP

                Statements of Changes in Net Assets Available
                     for Benefits With Fund Information
                ---------------------------------------------

                         For the year ended December 31, 1997 Fund Information
                         ---------------------------------------------------------------
                                    Federated
                                      Prime                          Neuberger
                                    Obligations Fixed    WesMark     Guardian  Brandywine
                                       Fund     Fund      Fund        Fund         Fund
                                     -------- --------   ----------  --------  ----------
Additions:
Contributions:
     Employer                        $ 13,709 $ 27,113   $   47,000  $ 49,914  $   55,577
     Employees                         78,847   84,556      164,808   169,912     212,998
                                     -------- --------   ----------  --------  ----------
                                       92,556  111,669      211,808   219,826     268,575
Investment income:
   Interest and dividends               5,252   11,448       24,388    58,652      80,765
                                     -------- --------   ----------  --------  ----------

Net realized gains/(losses)and
 unrealized appreciation/
 (depreciation) in fair value of
  investments                               0  (16,669)      47,299   (16,342)    (57,565)


Deductions:
  Distributions to participants         5,497   11,306       14,919    19,201      15,152
  Payments of interest on note payable      0        0            0         0           0
  Administrative expenses                   0        0            0         0           0
                                     -------- --------   ----------  --------  ----------
                                        5,497   11,306       14,919    19,201      15,152
Transfers and allocations
(deductions)/additions:
    Interfund transfers                 8,906  (12,331)      11,810   (16,335)     13,324
    Allocation of cash and shares           0        0            0         0           0
                                     -------- --------   ----------  --------  ----------
                                        8,906  (12,331)      11,810   (16,335)     13,324
                                     -------- --------   ----------  --------  ----------

Net additions(deductions)             101,217   82,811      280,386   226,600     289,947
Net Assets Available for Benefits
 at beginning of year                  52,699  129,913      197,992   216,793     208,826
                                     -------- --------   ----------  --------  ----------

Net Assets Available for Benefits
 at end of year                      $153,916 $212,724   $ 478,378   $443,393   $ 498,773
                                     ======== ========   ==========  ========  ==========

                         For the year ended December 31, 1997 Fund Information (cont)
                         ---------------------------------------------------------------
                                                         Allocated  Unallocated
                                    Templeton  WesBanco  WesBanco    WesBanco     Total
                                      Fund      Stock     Stock        Stock      Plan
                                    ---------  -------   ---------   --------   ---------

Additions:
Contributions:
     Employer                        $ 18,371 $ 29,057   $       0   $490,000   $ 730,741
     Employees                         70,198  136,290           0          0     917,609
                                     -------- --------   ----------  --------  ----------
                                       88,569  165,347           0    490,000   1,648,350
Investment income:
   Interest and dividends              15,700    5,176     112,636     16,964     330,981


Net realized gains/(losses) and
 unrealized appreciation/
 (depreciation)in fair value of
  investments                         (12,201)  63,537   1,316,606     48,710   1,373,375


Deductions:
  Distributions to participants         3,714   13,846     213,114          0     296,749
  Payments of interest on note payable      0        0           0     37,776      37,776
  Administrative expenses                 319        0       5,736          0       6,055
                                     -------- --------   ----------  --------  ----------
                                        4,033   13,846     218,850     37,776     340,580
Transfers and allocations
(deductions)/additions:
      Interfund transfers             (29,662)  24,288           0          0           0
      Allocation of cash and shares         0        0     695,517   (695,517)          0
                                     -------- --------   ----------  --------  ----------
                                      (29,662)  24,288     695,517   (695,517)          0
                                     -------- --------   ----------  --------  ----------

Net additions(deductions)              58,373  244,502   1,905,909   (177,619)  3,012,126
Net Assets Available for Benefits at
beginning of year                      81,267  118,562   2,877,340    256,880   4,140,272
                                     -------- --------   ----------  --------  ----------

Net Assets Available for Benefits
 at end of year                      $139,640 $363,064  $4,783,249  $ 79,261   $7,152,398
                                     ======== ========   ==========  ========  ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                                WesBanco, Inc. KSOP

         Statements of Changes in Net Assets Available for Benefits With
                          Fund Information (Continued)
         ---------------------------------------------------------------

                         For the year ended December 31, 1996 Fund Information
                         ---------------------------------------------------------------
                                    Federated
                                      Prime                          Neuberger
                                   Obligations  Fixed    WesMark     Guardian  Brandywine
                                       Fund     Fund      Fund        Fund         Fund
                                     -------- --------   ----------  --------  ----------
Additions:
Contributions:
     Employer                        $ 11,790 $ 29,108  $   35,308  $ 46,145   $   44,123
     Employees                         42,620  101,564     141,793   156,418      147,824
                                     -------- --------   ----------  --------  ----------
                                       54,410  130,672     177,101   202,563      191,947
Investment income:
   Interest and dividends               1,465    4,220       1,313     1,336           52
                                     -------- --------   ----------  --------  ----------

Net realized gains/(losses) and
  unrealized appreciation/
  (depreciation) in fair value of
   investments                              0      491      20,031    17,890       19,871


Deductions:
  Distributions to participants         2,005    3,112       2,016     3,591        5,797
  Payments of interest on note payable      0        0           0         0            0
  Administrative expenses                   0        0           0         0            0
                                     -------- --------   ----------  --------  ----------
                                        2,005    3,112       2,016     3,591        5,797
Transfers and allocations
(deductions)/additions:
    Interfund transfers                (1,171)  (2,358)      1,563    (1,405)       2,753
    Allocation of cash and shares           0        0           0         0            0
                                     -------- --------   ----------  --------  ----------
                                       (1,171)  (2,358)      1,563    (1,405)       2,753
                                     -------- --------   ----------  --------  ----------

Net additions(deductions)              52,699  129,913     197,992   216,793      208,826
Net Assets Available for Benefits
at beginning of year                        0        0           0         0            0
                                     -------- --------   ----------  --------  ----------

Net Assets Available for Benefits
at end of year                       $ 52,699 $129,913   $ 197,992   $216,793  $  208,826
                                     ======== ========   ==========  ========  ==========


                         For the year ended December 31, 1996 Fund Information (cont)
                         ---------------------------------------------------------------
                                                         Allocated  Unallocated
                                    Templeton  WesBanco  WesBanco    WesBanco     Total
                                      Fund      Stock     Stock        Stock      Plan
                                    ---------  -------   ---------   --------   ---------

Additions:
Contributions:
     Employer                        $ 15,373 $ 19,074   $       0   $400,000  $  600,921
     Employees                         59,559   85,619           0          0     735,397
                                     -------- --------   ----------  --------  ----------
                                       74,932  104,693           0    400,000   1,336,318
Investment income:
   Interest and dividends               1,668    1,247      89,404     29,374     130,079
                                     -------- --------   ----------  --------  ----------

Net realized gains/(losses) and
 unrealized appreciation/
 (depreciation) in fair value of
  investments                           4,235    15,645     411,016     75,656     564,835

Deductions:
  Distributions to participants        1,254     1,955      78,897          0      98,627
  Payments of interest on note payable     0         0           0     63,557      63,557
  Administrative expenses                  0         0       4,784          0       4,784
                                     -------- --------   ----------  --------  ----------
                                       1,254     1,955      83,681     63,557     166,968

Transfers and allocations
(deductions)/additions:
   Interfund transfers                 1,686    (1,068)          0          0           0
   Allocation of cash and shares           0         0     278,223   (278,223)          0
                                     -------- --------   ----------  --------  ----------
                                       1,686    (1,068)    278,223   (278,223)          0
                                     -------- --------   ----------  --------  ----------

Net additions(deductions)             81,267   118,562     694,962    163,250   1,864,264
Net Assets Available for Benefits
at beginning of year                       0         0   2,182,378     93,630   2,276,008
                                     -------- --------   ----------  --------  ----------

Net Assets Available for Benefits
at end of year                      $ 81,267  $118,562  $2,877,340   $256,880  $4,140,272
                                     ======== ========   ==========  ========  ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                                WesBanco, Inc. KSOP
                           Notes to Financial Statements



Note 1 - Plan Description
-------------------------

The WesBanco, Inc. Employee Stock Ownership Plan was amended and restated effective as of January 1, 1996 by the adoption of Amendment No. 1, adding a qualified cash or deferral arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and renaming the WesBanco, Inc. Employee Stock Ownership Plan the WesBanco, Inc. KSOP (the Plan).

WesBanco, Inc. is multi-bank holding company offering a full range of financial services, including trust and mortgage banking services, through offices located in West Virginia and Eastern Ohio. During 1997 the Plan covered substantially all employees of WesBanco, Inc. (the Company) who met the eligibility requirements. The Plan has two Trustees, Bank One and WesBanco
Bank Wheeling.

The ESOP portion of the Plan, established on December 31, 1986, is a non-contributory, defined contribution Plan. A participant must complete at least 1,000 hours of service in the year and be employed on December 31 of each year. The ESOP borrowed money and used the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation.

The borrowing is collateralized by the unallocated shares of stock and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the notes to the financial statements of the Plan for the years 1997 and 1996 present separately the assets and liabilities and changes therein pertaining to: (a) the stock that has been allocated to the accounts of the employees (allocated) and (b) stock not yet allocated to the accounts of employees (unallocated).

Contributions to the ESOP by the Company are made in an amount determined by the Board of Directors. For any year in which the loan is outstanding, the contribution will be no less than is needed to pay the principal and interest on the loan for that year. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the Plan year.

                            WesBanco, Inc. KSOP
                       Notes to Financial Statements



Note 1 - Plan Description (continued)
-------------------------------------

Participant's interests in the ESOP are fully vested after five years of continuous service. Generally, termination of employment for reasons other than death, normal retirement or permanent disability prior to completion of five years of continuous service results in forfeiture.

Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain plan restrictions.

Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.), at the discretion of the Plan Sponsor.

The Plan, which falls under the guidelines of Section 401(k), established on January 1, 1996, provides for salary deferral and matching employer contributions. The Plan is designed to enable eligible employees to invest the employee deferral, employer matching and employee rollover contribution among seven funds that are made available by the Plan Administrator. An employee shall become a participant in the Plan on the employee's employment date effective on January 1, April 1, July 1 or October 1 following such employee's employment date, if the employee has reached the employee's twenty-first birthday.

Matching contributions to the 401(k) will equal 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Participant's interests are 100% vested in the employee deferral, employer matching and rollover accounts.

Hardship distributions can be made from a participant's employee deferral account (401(k)) with approval by the Plan Administrator, if specific criteria is met.

The Plan is administered by a committee comprised of employees and Directors appointed by the Board of Directors of the Company.

                           WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income are recorded as earned.

Valuation of Investments
------------------------

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The fair value of participation units in mutual funds is based on quoted redemption values, which approximate fair value.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 - Priorities Upon Termination of the Plan
------------------------------------------------

The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participant's accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participant's accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.


Note 4 - Transactions with Parties-in-Interest
----------------------------------------------

Legal, accounting and other administrative fees are paid at the discretion of the Sponsor by the Plan or Plan Sponsor. The Plan is administered by the Plan Sponsor.

                             WesBanco, Inc. KSOP
                       Notes to Financial Statements


Note 5 - Note Payable
---------------------

During November 1995, the WesBanco ESOP Trust renegotiated its existing line of credit with an affiliated lender. Conditions of the loan agreement provide for a line of credit in the aggregate amount of $1,000,000 to facilitate purchases of WesBanco common stock in the open market.
The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance at January 1 of each year. The loan has a final maturity date of 5 years from the date of inception. The $1,000,000 revolving line of credit had a balance of $97,155 and $413,405 as of December 31, 1997 and 1996, respectively.

Note 6 - Income Tax Status
--------------------------

The Plan has applied for a determination letter from the Internal Revenue Service as to the qualified tax status of the Plan. It is anticipated that the Internal Revenue Service will make a favorable determination and that the Plan will qualify under Sections 401(k) and 501(a) of the Internal Revenue Code and will not be subject to tax under the present income tax law.

Note 7 - Investments
--------------------

During 1997, the investments in the Equity Fund were transferred to a mutual fund called the WesMark Fund.

All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at December 31, 1997 and 1996, and net appreciation /depreciation in fair value of investments, interest, dividends and investment management fees for the years ended
December 31, 1997 and 1996, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Trustee.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                        Fair Market Value
                                                        1997         1996
                                                        ----         ----

WesBanco Common Stock (174,987.07 and 111,044.77
  shares in 1997 and 1996, respectively)              $5,249,586   $3,609,031

                           WESBANCO, INC. KSOP
            Schedule I - Form 5500, Item 27a -  Schedule of Assets Held
                           for Investment Purpose
                             December 31, 1997
                             EIN #55-0571723
                                Plan #002



Units/Shares       Description                         Cost       Market Value
------------------------------------------------------------------------------

153,915.77    Federated Prime Obligations Fund         $  153,916   $  153,916
 24,922.69    WesBanco Bank Wheeling Fixed Income Fund*   229,726      233,307
 42,167.77    WesBanco Bank WesMark Fund*                 433,267      478,183
 17,112.43    Neuberger & Berman Guardian  Fund           451,531      443,212
 16,140.16    Brandywine Fund                             545,465      498,569
 14,028.43    Templeton Foreign Fund                      147,901      139,583
174,987.07    WesBanco Common Stock*                    2,810,678    5,249,586
                                                       ----------   ----------
                                                       $4,772,484   $7,196,356
                                                       ==========   ==========
* Party-in-interest.

                          WESBANCO, INC. KSOP
           Schedule II - Schedule of Reportable Transactions
                           December 31, 1997
                           EIN #55-0571723
                              Plan #002


                                                              Fair Value
                                                              of Asset on
                                                 Cost of      Transaction      Net
Description of Assets     Purchases    Sales    Assets Held      Date     Gain/(Loss)
-------------------------------------------------------------------------------------
Type (II) - Series of transactions in aggregate of 5% of fair value of plan assets.
WesBanco Bank Wheeling
WesMark Growth Fund
22 purchases               $231,999   $    -     $      -      $231,999    $     -
Neuberger & Berman
Guardian Fund
22 purchases                267,699                             267,699
6 sales                                15,342      11,780                    3,562
Brandywine Fund
16 purchases                351,411                             351,411
6 sales                                12,299       9,594                    2,705






	There were no type (I), (III), or (IV) transactions for 1997.

                                                         SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESBANCO, INC. KSOP
                                            -------------------
                                              (Name of Plan)

June 23, 1998
----------------
   Date                                     /s/ Paul M. Limbert
                                            --------------------------------
                                            Executive Vice President & Chief
                                            Financial Officer